21st CENTURY HOLDING COMPANY
                        3661 West Oakland Park Boulevard
                                    Suite 300
                         Lauderdale Lakes, Florida 33311

                                  May 23, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:    21st Century Holding Company
                   Preliminary Proxy Statement
                   2005 Annual Meeting of Shareholders

Ladies and Gentlemen:

      This letter is being provided in connection with the filing of an amended preliminary proxy statement for the 2005 annual meeting of shareholders of 21st Century Holding Company (the "Company"). In that regard, the Company hereby acknowledges as follows:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the preliminary proxy statement, as amended, and as filed in definitive form;

      o Staff comments or changes in disclosure made in response to staff comments in the preliminary proxy statement, as amended, and as filed in definitive form, do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,


                                        /s/ J. Gordon Jennings, III
                                        ----------------------------------------
                                        J. Gordon Jennings, III
                                        Chief Financial Officer